EXHIBIT 99.1

TOP Ships Announces Reverse Stock Split

ATHENS, Greece, Aug. 07, 2020 (GLOBE NEWSWIRE) -- TOP Ships Inc. (NASDAQ: TOPS) (the “Company”), announced today that it has determined to effect a 1-for-25 reverse stock split of the Company’s issued common shares.  The Company’s shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and when to proceed with the reverse stock split at the Company’s Annual Meeting of Shareholders held on May 29, 2020.

The reverse stock split will take effect, and the Company’s common stock will begin trading on a split-adjusted basis on the NASDAQ Capital Market, as of the opening of trading on Monday, August 10, 2020 under the existing ticker symbol “TOPS”. The new CUSIP number for the Company’s common stock will be Y8897Y 180.

When the reverse stock split becomes effective, every 25 shares of the Company’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding shares of the Company’s common stock from approximately 995.8 million shares to approximately 39.8 million shares.

No fractional shares will be issued in connection with the reverse split of the issued and outstanding common stock. Shareholders shall be paid cash-in-lieu of a fractional shares that occur as a result of the reverse stock split. Shareholders will receive instructions from the Company’s exchange agent, American Stock Transfer & Trust Company, LLC, as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

Additional information about the reverse stock split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on April 10, 2020, a copy of which is available at www.sec.gov.

About TOP Ships Inc.

TOPS is an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org